UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 24, 2024, Ostin Technology Group Co., Ltd. (the “Company”) issued a press release entitled “Ostin Technology Group Receives Received Additional 180 Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule.” A copy of the please release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

On July 8, 2024, the Board of the Directors (the “Board”) of the Company adopted an insider trading policy (the “Insider Trading Policy”), which became effective on July 10, 2024. The Company believes that adopting the Insider Trading Policy will reinforce and strengthen the Company’s corporate governance efforts in preventing insider trading, comply with securities laws, and preserve the reputation and integrity of the Company as well as that of all persons affiliated with the Company. A copy of the Insider Trading Policy is attached as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release
99.2	Insider Trading Policy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: July 24, 2024

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